UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 15, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF): 02.421.421/0001-11

Corporate Registry (NIRE): 333.0032463-1

NOTICE REGARDING RELATED PARTY TRANSACTION

TIM S.A. ("Company" or “TIM”) (B3: TIMS3; NYSE: TIMB), in compliance with CVM Resolution 80/22, hereby informs its shareholders, the market in general and other interested parties regarding the execution of a Connectivity Service Agreement with the Global Internet Backbone (“Agreement”) with Telecom Italia Sparkle Brasil Telecomunicações Ltda. (“Telecom Italia Sparkle Brasil”).

1.	Parties Involved: TIM and Telecom Italia Sparkle Brasil.
2.	Relationship with the issuer: Telecom Italia Sparkle Brasil is a member company of the same group as the controlling shareholder.
3.	Reason for the operation: This is a Contract to provide connectivity services with the Global Internet Backbone, for IPV4 and IPV6 (International IP Transit) with the aim of allowing TIM users to access internet content that is out of Brazil.
4.	Object of the transaction: Connectivity service provision contract with the Global Internet Backbone, for TIM's IPV4 and IPV6.
5.	Main terms and conditions of the transaction:

•        Transaction Date: December 6th, 2023 (date of approval of the transaction by the Company's Board of Directors).

•        Duration: From January 1st, 2024 to December 31st, 2026

•        Amount Involved (reais): BRL 66,054,391.30 (with taxes).

•	Warranty and insurance: There is no insurance or guarantees involved, only penalties if the service is provided outside the parameters set out in the Contract.
•	Termination or rescission: In case of termination, 30% of the monthly amount, multiplied by the number of months remaining in the contract.

6.	Possible participation of shareholders or administrators of the counterparty in the decision-making process or in the negotiation of the Agreement as representatives of the Company:

The shareholders and administrators of Telecom Italia did not participate in the negotiation of the Agreement as agents of the issuer.

The Company's decision-making process was conducted independently, being examined and recommended for approval by the Statutory Audit Committee and, subsequently, examined and approved by the Company's Board of Directors.

For this purpose, a competition (“RFQ”) was held, inviting 10 (ten) companies to present their technical and commercial proposals, in accordance with the specifications presented by TIM, where Telecom Italia Sparkle Brasil presented the best technical and commercial conditions.

The Contract approval process strictly followed applicable Brazilian laws and the relevant provisions of the Company's Bylaws.

7.	Detailed explanation of the reasons why the issuer's management considers that the transaction was conducted independently and equitably and that the payment of compensation is appropriate:

Having held a competition between 10 (ten) invited companies, the technical proposals presented were evaluated and scored within the informed technical specification. Commercial proposals were also evaluated, as requested in the RFQ, based on the unit prices presented. The winner obtained the best overall score.

The Company's Statutory Audit Committee (formed only by independent members) and the Board of Directors therefore approved the transaction, which is in accordance with the Company's best interests, taking into account that its terms and conditions follow commercial standards found in similar agreements of the same nature, both locally and internationally.

8.	Additional Information:

As this is a service provision, with monthly traffic measurement, the definition of the total value of the contract reflects the forecast of total traffic predicted by the technical areas.

Rio de Janeiro, December 15th, 2023.

TIM S.A.

Alberto Mario Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: December 15, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer